BRF S.A.

A Public Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“Company”) (BOVESPA: BRFS3; NYSE: BRFS), in accordance with CVM Instruction no. 358, enacted on January 3rd, 2002, hereby informs its shareholders and the market in general that its controlled entities Quickfood S.A. (BCBA: PATY) and Avex S.A., both headquartered in Argentina, executed today, with Molinos Río de la Plata S.A. and one of its controlled entities, the documents required for the acquisition of the following sausage, hamburger and margarine trademarks, all present in the Argentinean retail market: Vieníssima, GoodMark, Manty, Delícia, Hamond, Tres Cruces and Wilson (“Transaction”). The total consideration for the Transaction is USD 43,500,000 (forty three million and five-hundred thousand United States dollars), subject to certain adjustments, and to be paid in Argentinean currency, calculated in accordance with the official Argentinean exchange rate published on the day prior to the conclusion of the Transaction.

The Transaction is subject to the fulfillment of certain conditions precedent by the parties, as well as an eventual approval by the competent administrative authorities.

The Transaction is in line with BRF’s strategic plan of globalizing the Company by means of reaching local markets, strengthening BRF‘s brands and distributing and expanding its product portfolio around the globe.

São Paulo, October 01, 2015

Augusto Ribeiro Júnior
Chief Financial and Investor Relations Officer